September 17, 2007


Mr. Daniel L Gordon, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

            Re:  Trey Resources Inc.
                 Form 10KSB for the year ended December 31, 2006
                 Filed 4/9/07
                 File No. 000-50302

Dear Mr. Gordon;

We are in receipt of your comment letter dated August 17, 2007 in conjunction with your review of Trey Resources Inc.'s consolidated financial statements and related Management's Discussion and Analysis disclosures in its annual report on Form 10-KSB. We have carefully considered your comments and respectfully offer the following responses.

COMMENT

Revenue Recognition, page 15
----------------------------

1. We note your response to our comment. Please tell us how you determined that it is appropriate to account for the resale of your software on a gross basis and include this disclosure in future filings. It appears that you may be acting as an agent since you do not carry inventory and generally do not place an order with your supplier until a firm commitment and cash payment have been received from your customer. Refer to EITF 99.19.

RESPONSE

The Company reiterates that it accounts for the resale of software on a gross basis and relies on EITF 99-19 as the authoritative guidance as follows:

1. The Company takes title to the product and the supplier has no obligation for services to the end user and the Company is responsible for fulfillment in its entirety.
2. The Company has absolute latitude in establishing the sales price of both product and service.
3. The Company is a Master Developer for certain of its products which gives it the rights and ability to physically change the software programming delivered to customers should the situation warrant it.

4. The Company has multiple suppliers of software components and has complete discretion on the selection of the component supplier. The Company does however, do a significant amount of its business with a primary supplier.
5. While it is the Company's policy to get a deposit before delivery, there are occasions when the Company negotiates payment terms for the sale of the software and services and bears complete responsibility for collection.
6. The Company incurs credit risk in that it cannot return the product to the supplier and is responsible for paying the supplier whether or not it collects from its customer.

The Company maintains limited inventory, however, in some instances, it purchases inventory to be held in stock (normally at the end of the year to deal with Companies trying to purchase software prior to the end of their calendar year end).


COMMENT

Revenue Recognition, page 15
----------------------------

2. Please advise us and disclose in future filings how you allocate revenue from multiple-element software arrangements between software component and the professional services component. Refer to paragraphs 63-71 of SOP 97-2.


RESPONSE

For those sales that involve multi-element software arrangements, the Company relies on SOP 97-2, particularly paragraphs 63-71 as the authoritative guidance. As such, the Company offers the following:

1.   The Company provides services that are available from other vendors.
2. The services provided by the Company do not carry a significant degree of risk or unique acceptance criteria.
3. The Company is an experienced Master Developer for certain of its products which gives it the rights and ability to physically change the software programming delivered to customers should the situation warrant it.
4. The Company primarily provides implementation services such as implementation planning, loading of software, training customer personnel, data conversion, building simple interfaces and running test data.

As such, the Company separates the software component and the professional services component into two distinct parts for purposes of determining revenue recognition. In that situation where both components are present, software sales revenue is recognized when the cash is received and the product is delivered, and professional service revenue is recognized as the service time is incurred. (Payment for professional services is due 50% in advance and is treated as a customer deposit liability until such time as it is earned by virtue of actual service time being incurred). The Company will disclose the above in future filings.


If you have any questions please don't hesitate to contact the undersigned at
(973) 958-9555.



Sincerely,


/s/ Mark Meller

Mark Meller, President
Trey Resources Inc.